Mail Stop 6010                                          March 18, 2009

Wesley D. Dupont, Esquire
Senior Vice President, General Counsel and Secretary
Allied World Assurance Company Holdings, Ltd.
27 Richmond Road
Pembroke HM 08 Bermuda


Re:     **Allied World Assurance Company Holdings, Ltd**
        **Preliminary proxy statement filed March 9, 2009**
        **File No. 001-32938**

Dear Mr. Dupont:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                                Sincerely,


                                                Jeffrey Riedler
                                                Assistant Director


cc: Sean M. Ewen, Esq.
    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, New York 10019-6099